Nova Measuring Instruments Ltd.
Weizmann Science Park
P.O.B. 266, Rehovoth 76100, Israel
Tel:972-8-9387505
Fax:972-8-940776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

    The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli Corporation hereby appoints Dr. Giora Dishon and Chai Toren, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the of fices of the Company, Weizmann Science Park, P.O.B. 266, Rehovoth, 76100, Israel, on September 1, 2003 at 17:00 local time in Israel, or at any adjournment(s) or postponement(s) thereof, with respect to all of the Ordinary Shares of the Company which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy.

    Unless otherwise specified, all shares will be voted “FOR” the election of the nominees for director and external directors of the Company, as the case may be, “FOR” the appointment Brightman Almagor & Co. as the independent auditors of the Company and the authorization the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, “FOR” the appr oval of the terms of engagement between the Company and the chairperson of the Boar d of Directors, “FOR” the approval of the terms of engagement with the Company’s external directors to the extent such approval is required under applic able law, “FOR” the approval of compensation to the Company’s external directors by way of issuance of options to purchase the Company’s shares,“FOR” the appr oval of the amendment of the terms of employment of two directors of the Company, “FOR” the amendment of the terms of Option Plan 6 and “FOR” the approval the terms of the Company’s Employee Stock Pur chase Plan No 1. This proxy also delegates discretionary authority to vote with respect to any other business, which may properly come before the Annual general Meeting of Shareholders or any adjournment(s) or postponement(s) thereof.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENT ATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH NOMINEE LISTED BELOW AND FOR PROPOSALS 2,3,4,5,6,7 AND 8. EACH OF THE MATTERS LISTED BELOW HAS BEEN PROPOSED BY THE COMPANY.	Please mark your votes as indicated in this example	☒

See description of Items on bottom portion of proxy card.
Item No.1	FOR	WITHHOLD AUTHORITY	FOR ALL EXCEPT
To withhold authority to vote for a particular nominee(s),write that nominee's name on the line provided below and mark the box "FOR ALL EXCEPT".	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Item No.2	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Item No.3	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Item No.4	☐	☐	☐

	FOR	AGAINST	FOR ALL EXCEPT
Item No.5	☐	☐	☐

To vote against the grant of options to any particular director(s),write that director's name on the line provided below and mark the box "FOR ALL EXCEPT".

	FOR	AGAINST	FOR ALL EXCEPT
Item No.6	☐	☐	☐
To vote against the approval of the amendment of the terms of engagement of any particular director,write that director's name on the line provided below and mark the box "FOR ALL EXCEPT".

	FOR	AGAINST	ABSTAIN
Item No.7	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Item No.8	☐	☐	☐

Item No.9	In the discretion of the proxies on any other matters that may properly come before the Annual General Meeting of Shareholders or any adjournment(s) or postponement(s) thereof.
☐	I/we plan to attend the Annual General Meeting of Shareholders

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on July 28, 2003, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the Annual Meeting or any adjournments thereof.

Signature _______________________________ Signature _______________________________ Date _____________

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, all persons must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy.

Item No.1	To elect 01 Barry L.Cox, 02 Joseph Ceichanover, 03 Avi Kerbs, 04 Alon Dumanis, 05 Giora Dishon and 06 Moshe Finarov to serve as directors for a period of one year or until their respective successors are duly elected and

To elect 07 Lauri Hanover and 08 Karey Holland to serve as external directors for a period of three years or until their respective successors are duly elected and qualified.

Item No.2	To appoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2003, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

Item No.3	To approve the terms of engagement between the Company and the chairperson of the Board of Directors as set forth in of the Company's Proxy Statement.
Item No.4	To approve the terms of engagement with the Company's external directors as set forth in Item No.5 of the Company's Proxy Statement,to the extent such approval is required under applicable law.
Item No.5	To approve the grant of options to the named external directors: 09 Lauri Hanover, 10 Karey Holland as set forth in Item No.6 of the Company's Proxy Statement.
Item No.6	To approve the amendment to the terms of engagement between the Company and the named directors: 11 Giora Dishon, and 12 Moshe Finarov as set forth in Item No.7 and Item No.8 of the Company's Proxy Statement.

Item No.7	To approve the amendment to the terms of Option Plan 6.
Item No.8	To approve the terms for Employee Stock Purchase Plan 1.
Item No.9	In the discretion of the proxies on any other matters that may properly come before the Annual General Meeting of Shareholders or any adjournment(s) or postponement(s) thereof.